Exhibit 21.1

Subsidiary	Jurisdiction of Organization
ServiceTitan Arevelk Limited Liability Company	Republic of Armenia
Service Pro.Net, LLC	Delaware
Aspire, LLC	Delaware
Field Service Holdings, LLC	Delaware
ServiceTitan Software Canada ULC	Delaware
ServiceTitan International, LLC	Delaware
Convex Labs LLC	Delaware